

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

May 23, 2006

Ms. Glenda Flanagan Chamberlain
Chief Financial Officer
Whole Foods Market, Inc.
550 Bowie St.
Austin, Texas 78703

> **Re:** **Whole Foods Market, Inc.**
> **Form 10-K for Fiscal Year Ended September 25, 2005, as amended**
> **Filed December 8, 2005 and January 11, 2006**
> **Forms 10-Q for Fiscal Quarters Ended**
> **January 15, 2006 and April 9, 2006**
> **Filed February 24, 2006 and May 19, 2006**
> **Response Letter Dated May 11, 2006**
> **File No. 0-19797**

Dear Ms. Chamberlain:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

William Choi
Branch Chief